UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-24595

CUSIP NUMBER
65337J 10 5

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NEXTPHASE WIRELESS, INC.
Full Name of Registrant

Former Name if Applicable

300 S. Harbor Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, California 92805
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextPhase Wireless, Inc. was unable to complete and file its Quarterly Report on Form 10-QSB for the period ended December 31, 2006 within the prescribed time period due to the following:

During the fiscal quarter ended December 31, 2006 the Company experienced a system outage, which was beyond the Company’s control, causing irretrievable damage to the Company’s operational data in the Company’s back office system and the back up of that data. The problem was remedied, but the lost data had to be recompiled and reentered in the system, unavoidably resulting in a delay in completing the Quarterly Report on Form 10-QSB in order for it to be filed within the prescribed time period. The system outage did not affect any services provided by the Company to its customers.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert Ford	(714)	765-0007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

The company has not filed a current report on Form 8K-A providing the financial statements of Synkronus, Inc. required by Item 9.01 of Form 8-K relating to the company’s acquisition of assets from Synkronus which was reported by the company on a current report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures below are estimates.

Revenue for the quarter ended December 31, 2006 was $531,095, compared to $97,541 for the quarter ended December 31, 2005. The increase of $433,554 or 444% is due to the acquisition of SpeedFactory, Inc. on April 5, 2006.

Cost of goods sold was $242,462 for the three months ended December 31, 2006, compared to $59,141 for the quarter ended December 31, 2005, an increase of $183,321 or 310%. Gross profit for the quarter ended December 31, 2006 was $288,633 compared to $38,400 for the quarter ended December 31, 2005. The increase of $250,233 or 652% in gross profit is due to the acquisition of SpeedFactory, Inc. on April 5, 2006 and increased revenues from the Company's expanded ISP operations.

Total selling, general and administrative expenses for the quarter ended December 31, 2006 were $598,935, an increase of $16,622 or 3% compared to $582,313 for the quarter ended December 31, 2005.

Depreciation and amortization expense for the three months ended December 31, 2006 was $67,943 compared to $18,129 for the quarter ended December 31, 2005, an increase of $49,814 or 275%. The reason for the increased depreciation expense is an increase in the Company's capital assets as we continue to expand our operations.

Net interest expense for the three months ended December 31, 2006 was ($23,825), a decrease of $51,073 or (187%) compared to interest expense of $27,248 for the three months ended December 31, 2005. The decrease was due primarily to an adjustment of accrued interest during the quarter.

Income from legal settlements for the three months ended December 31, 2006 was $0 compared to $915,000 for the quarter ended December 31, 2005, a decrease of $915,000.

NEXTPHASE WIRELESS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2007	By:	/s/ Robert Ford
Robert Ford, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)